UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ULTRATECH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

904034105

(CUSIP Number of Class of Securities)

Arthur W. Zafiropoulo

President and Chief Executive Officer

Ultratech, Inc.

3050 Zanker Road

San Jose, California 95134

(408) 321-8835

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey W. Walbridge, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,462,601	$305

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Ultratech, Inc. that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 1,744,056 shares of Ultratech, Inc. common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $305	Filing party: Ultratech, Inc.
Form or Registration No.: Schedule TO	Date filed: September 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Ultratech, Inc. (the “Company”) with the Securities and Exchange Commission on September 16, 2009. The Schedule TO relates to a one-time stock option exchange program pursuant to which the Company is offering certain employees the opportunity to exchange certain options to purchase up to an aggregate of 1,744,056 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s equity incentive plans and have a per share exercise price equal to or greater than $13.50, as described in the Offer to Exchange Certain Outstanding Stock Options, as amended on September 28, 2009 and filed herewith as Exhibit (a)(1)(i) (the “Offer Circular”) and the related Election Form and Release Agreement, as amended on September 28, 2009 and filed herewith as Exhibit (a)(1)(ii) (the “Election Form”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and/or restated, and unaffected items and exhibits are not included herein.

ITEM 1.	SUMMARY TERM SHEET

Item 1 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

The information set forth under “Summary Term Sheet” beginning on page 1 of the Offer Circular is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 2 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The name of the issuer is Ultratech, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 3050 Zanker Road, San Jose, California 95134. The Company’s telephone number is (408) 321-8835.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees of the Company (as described in the Offer Circular) to exchange Eligible Options (as defined in the Offer Circular) to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), for replacement awards of restricted stock units (the “Replacement Awards”). The offer by the Company, and the exchange of Eligible Options for Replacement Awards, are each made upon the terms and conditions described in the Offer Circular and the related Election Form. The Offer Circular and the Election Form are incorporated herein by reference.

The information set forth in the response to Question 32 (“How many Eligible Options are there?”) in the Offer Circular is incorporated herein by reference.

(c) The information set forth in the response to Question 30 (“What is the price of our common stock?”) in the Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 3 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the response to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Form; and

(ii) the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the responses to Questions 2 through 17 under the caption “Terms of the Offer – The Offer”; the information set forth in the response to Question 18 under the caption “Terms of the Offer – The Calculation of Replacement Awards”; the information set forth in the responses to Questions 19 through 26 under the caption “Terms of the Offer – Description of Terms and Conditions of Replacement Awards”; the information set forth in the responses to Questions 27 through 29 and Questions 32 through 34 under the caption “Terms of the Offer – Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer – Federal Income Tax and Social Security Consequences,” including, without limitation, the responses to Questions 37 through 43.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(e) The information set forth in the responses to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) and Question 35 (“Is Ultratech contemplating any other transactions?”) in the Offer Circular is incorporated herein by reference. The Ultratech, Inc. 1993 Stock Option/Stock Issuance Plan and the Ultratech, Inc. 1998 Supplemental Stock Option/Stock Issuance Plan and the standard forms of option agreement thereunder, filed as Exhibits (d)(1) through (d)(4) hereto, contain information regarding the Eligible Options and are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The following information from the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; and the information set forth in the response to Question 1 under the caption “Terms of the Offer – Background and Reasons for the Offer.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions of the offer set forth in the Election Form; and

(ii) the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption

“Terms of the Offer – The Offer,” including, without limitation, the information in the responses to Questions 2 through 17; and the information in the response to Question 18 under the caption “Terms of the Offer – The Calculation of Replacement Awards.”

(c) The information set forth in the response to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) and in the response to Question 35 (“Is Ultratech contemplating any other transactions?”) of the Offer Circular is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The following information set forth in the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption the “Terms of the Offer – Description of Terms and Conditions of Replacement Awards,” including without limitation, the information set forth in the responses to Questions 19 through 26; and the information set forth in the responses to Question 29 and Question 32 under the caption “Terms of the Offer – Other Provisions; Administration.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Form; and

(ii) the information set forth in the responses to Question 4 (“What are the conditions to the Offer?”) and Question 6 (“How may I accept the Offer?”) in the Offer Circular.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 8 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The information set forth in the response to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

(b) The information set forth in the response to Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

Item 10 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a) The following information is incorporated herein by reference:

(i)	the information set forth in the Offer Circular in the response to Question 31 (“What information is available regarding Ultratech?”) and the information set forth under “Additional Information; Incorporation of Documents by Reference” in the Offer Circular;

(ii)	audited financial statements of the Company and its consolidated subsidiaries for the fiscal years ended December 31, 2007 and December 31, 2008 as shown in pages 33 through 60 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 27, 2009 and as subsequently amended on Form 10-K/A filed with the SEC on April 30, 2009;

(iii)	pages 3 to 17 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 4, 2009, filed with the SEC on August 6, 2009;

(iv)	the ratios of earnings to fixed charges included in Attachment C to the Offer Circular; and

(v)	the book value per share data included in Attachment C to the Offer Circular.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

The following information is incorporated herein by reference:

(i) the information set forth in the responses to Question 31 (“What information is available regarding Ultratech?”), Question 33 (“How does the Offer relate to Ultratech’s directors and executive officers?”), Question 35 (“Is Ultratech contemplating any other transactions?”) and Question 36 (“Are there any regulatory requirements or other approvals that Ultratech must comply with or obtain?”) in the Offer Circular; and

(ii) the information contained in the “Additional Information; Incorporation of Documents by Reference” section in the Offer Circular.

We are not aware of any applicable anti-trust laws, margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and applicable regulations, or any material pending legal proceedings relating to the offer or in connection with the offer.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options, dated September 16, 2009 and amended on September 28, 2009, including the attachments thereto.

(a)(1)(ii)	Form of Election Form and Release Agreement, as amended on September 28, 2009.

(a)(1)(iii)*	Form of Cover Letter to Employees Eligible to Participate in Exchange Offer.

(a)(1)(iv)	Form of Reminder of Deadline, as amended on September 28, 2009.

(a)(1)(v)*	Form of Notice to Eligible Non-US Employees.

(a)(1)(vi)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2009, as amended on Form 10-K/A, filed with the SEC on April 30, 2009. (Incorporated herein by reference.)

(a)(1)(vii)	The Company’s Quarterly Reports on Forms 10-Q for the quarters ended April 4, 2009 and July 4, 2009, filed with the SEC on April 30, 2009 and August 6, 2009, respectively. (Each incorporated herein by reference.)

(a)(1)(viii)	The Company’s Current Reports on Form 8-K filed with the SEC on January 30, 2009, May 20, 2009 and September 24, 2009. (Each incorporated herein by reference.)

(a)(1)(ix)	Form of Cover Letter to Employees Eligible to Participate in Exchange Offer Regarding Amended Offering Documents.

(a)(1)(x)	Form of Individualized Statement of Eligible Options.

(b)	Not applicable.

(d)(1)	1993 Stock Option/Stock Issuance Plan (as amended and restated). (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on July 30, 2007.)

(d)(2)	Standard form of option grant agreement under the 1993 Stock Option/Stock Issuance Plan. (Incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(3)	1998 Supplemental Stock Option/Stock Issuance Plan (as amended and restated). (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on February 1, 2008.)

(d)(4)	Standard form of option grant agreement under the 1998 Supplemental Stock Option/Stock Issuance Plan. (Incorporated by reference to Exhibits 99.11 and 99.12 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 13, 1999.)

(g)	Not applicable.

(h)	Not applicable.

*	- Previously filed as exhibit to Schedule TO

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ULTRATECH, INC.

By:	/s/ Bruce R. Wright
Bruce R. Wright
Chief Financial Officer and Senior Vice President, Finance

Date: September 28, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options, dated September 16, 2009 and amended on September 28, 2009, including the attachments thereto.

(a)(1)(ii)	Form of Election Form and Release Agreement, as amended on September 28, 2009.

(a)(1)(iii)*	Form of Cover Letter to Employees Eligible to Participate in Exchange Offer.

(a)(1)(iv)	Form of Reminder of Deadline, as amended on September 28, 2009.

(a)(1)(v)*	Form of Notice to Eligible Non-US Employees.

(a)(1)(vi)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2009, as amended on Form 10-K/A, filed with the SEC on April 30, 2009. (Incorporated herein by reference.)

(a)(1)(vii)	The Company’s Quarterly Reports on Forms 10-Q for the quarters ended April 4, 2009 and July 4, 2009, filed with the SEC on April 30, 2009 and August 6, 2009, respectively. (Each incorporated herein by reference.)

(a)(1)(viii)	The Company’s Current Reports on Form 8-K filed with the SEC on January 30, 2009, May 20, 2009 and September 24, 2009. (Each incorporated herein by reference.)

(a)(1)(ix)	Form of Cover Letter to Employees Eligible to Participate in Exchange Offer Regarding Amended Offering Documents.

(a)(1)(x)	Form of Individualized Statement of Eligible Options.

(d)(1)	1993 Stock Option/Stock Issuance Plan (as amended and restated). (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on July 30, 2007.)

(d)(2)	Standard form of option grant agreement under the 1993 Stock Option/Stock Issuance Plan. (Incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K filed with the SEC for the year ended December 31, 2008.)

(d)(3)	1998 Supplemental Stock Option/Stock Issuance Plan (as amended and restated). (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on February 1, 2008.)

(d)(4)	Standard form of option grant agreement under the 1998 Supplemental Stock Option/Stock Issuance Plan. (Incorporated by reference to Exhibits 99.11 and 99.12 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 13, 1999.)

*	- Previously filed as exhibit to Schedule TO